                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                            OF 1934 (FEE REQUIRED)

          For the fiscal year ended            December 31, 1999
                                      ---------------------------------------

                                      OR

  [_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITEIS EXCHANGE
                         ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from _______________ to _________________



                        Commission File Number 1-11915

  A. Full title of the plan and address of the plan, if different from that of the issuer named below:

        SUNBURST HOSPITALITY CORP. RETIREMENT SAVINGS & INVESTMENT PLAN
        ---------------------------------------------------------------
            (Formerly Choice Hotels International, Inc. Retirement
                          Savings & Investment Plan)

  B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                       SUNBURST HOSPITALITY CORPORATION
                 10770 COLUMBIA PIKE, SILVER SPRING, MD. 20901

Sunburst Hospitality Corporation
Retirement, Savings and Investment Plan

Financial Statements
As of December 31, 1999 and 1998
Together With Auditors' Report

Report of Independent Public Accountants


To the Trustee of the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan (the "Plan" - see Note 1) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP



Vienna, Virginia
June 7, 2000

Sunburst Hospitality Corporation
Retirement, Savings and Investment Plan


Table of Contents


                                                                            Page

Statements of Net Assets Available for Benefits
  As of December 31, 1999 and 1998                                            1

Statement of Changes in Net Assets Available for Benefits
  For the Year Ended December 31, 1999                                        2

Notes to Financial Statements
  As of December 31, 1999                                                     3

Schedule H, Part IV (i) - Schedule of Assets Held for Investment Purposes
  As of December 31, 1999                                                     8

Schedule H, Part IV (j) - Schedule of Reportable Transactions
  For the Year Ended December 31, 1999                                        9

Schedule H, Part IV (b) - Schedule of Loans or Fixed Income Obligations
  As of December 31, 1999                                                     *

Schedule H, Part IV (c) - Schedule of Leases in Default or
Classified as Uncollectible
  As of December 31, 1999                                                     *

Schedule H, Part IV (d) - Schedule of Nonexempt Transactions
  For the Year Ended December 31, 1999                                        *


* Schedules omitted because there were no such transactions, obligations, or leases in default.

Sunburst Hospitality Corporation
Retirement, Savings and Investment Plan


Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998


                                                       1999            1998
                                                    ----------      ----------
Assets:
   Investments (Note 3)                             $6,736,955      $5,503,989
   Contributions Receivable-
     Employer, paid subsequent to year end             229,379         201,162
     Participant, paid subsequent to year end           59,141          29,213
                                                    ----------      ----------
Net assets available for benefits                   $7,025,475      $5,734,364
                                                    ==========      ==========



The accompanying notes are an integral part of these statements.

Sunburst Hospitality Corporation
Retirement, Savings and Investment Plan


Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999




Additions:
   Additions to net assets attributed to-
     Investment income:
       Net appreciation in fair value of investments (Note 3)     $  405,194
       Interest                                                       15,253
       Dividends and other                                           478,970
                                                                  ----------
                                                                     899,417
   Contributions:
     Participant                                                     748,159
     Employer                                                        229,379
     Rollover                                                         37,732
                                                                  ----------
                                                                   1,015,270
                                                                  ----------
Total additions                                                    1,914,687
Deductions:
   Deductions from net assets attributed to-
     Benefits paid to participants                                  (622,576)
     Participant directed expenses                                    (1,000)
                                                                  ----------
Total deductions                                                    (623,576)
                                                                  ----------
Net increase                                                       1,291,111
Net assets available for benefits, beginning of year               5,734,364
                                                                  ----------
Net assets available for benefits, end of year                    $7,025,475
                                                                  ==========


The accompanying notes are an integral part of this statement

Sunburst Hospitality Corporation
Retirement, Savings and Investment Plan


Notes to Financial Statements
As of December 31, 1999




1.  Nature of the Organization and Description of the Plan:

The Sunburst Hospitality Corporation Retirement, Savings and Investment Plan (the "Plan") is a defined contribution, salary deferral plan available to the employees of Sunburst Hospitality Corporation ("Sunburst"). Sunburst is a leading national hotel company that owns and operates approximately 75 hotels.

Choice Hotels International, Inc. was formerly a subsidiary of Manor Care, Inc. ("Manor Care"). On November 1, 1996, Manor Care separated its lodging business from its health care business by distributing to its shareholders all of the outstanding common stock of Choice Hotels International, Inc. (the "Manor Care Distribution"). On October 15, 1997, Choice Hotels International, Inc. separated its franchising and European hotel business from its owned hotel business by distributing to its shareholders the common stock of Choice Hotels Franchising (the "Choice Distribution"). Subsequent to the Choice Distribution, Choice Hotels International, Inc. changed its name to Sunburst Hospitality Corporation and Choice Hotels Franchising changed its name to Choice Hotels International, Inc. In connection with the Choice Distribution, the name of the original Choice Hotels International, Inc. Retirement, Savings and Investment Plan was changed to the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan.

On January 1, 1998, the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan was split and the Choice Hotels International, Inc. Retirement Savings and Investment Plan was formed in order to maintain a separate plan for eligible Choice employees. The assets of both plans were initially co-mingled as a master trust with transactions separately recorded. Effective August 1, 1998, the Plan changed its trustee from Chase Manhattan Bank to Merrill Lynch Trust Company ("Merrill Lynch") and the assets of the master plan were split between the Plan and the Choice Hotels International, Inc. Retirement, Savings and Investment Plan.

The following description of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan, established on October 1, 1996, is a participant directed, defined contribution, salary deferral plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Contributions

All employees of Sunburst are eligible to participate in the Plan if they are:

 .   At least 21 years of age

 .   Have completed one year of service

 .  Have worked at least 1,000 hours in the previous year

Participants may elect to contribute up to 5 percent of their annual compensation to the Plan, subject to IRS limitations.

Sunburst matches an employee's contributions, up to a total match of 6 percent of employee salary.

    Length of Service                  Percentage Match
-------------------------            --------------------
1 - 5 years                                   25%
6 - 9 years                                   75%
10 years or more                             100%

Each participant's account is credited with the participant's contribution and allocations of (a) Sunburst contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Sunburst has the right to apply amounts forfeited by employees to reduce employer contributions. In 1999, forfeitures of $0 were used to reduce the employer contribution and allocated to the plan funds in conjunction with Sunburst matching contributions.

Payment of Benefits and Vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Sunburst contributions 20 percent per year beginning at the end of their third year, resulting in full vesting at the end of their seventh year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 20-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Participants who leave Sunburst with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant's balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant's vested account balance. Interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $50 loan-processing fee per loan. Participants may not have more than one loan outstanding at any time. Loans receivable are valued at cost which approximates fair value.

2.  Summary of Significant Accounting Policies:

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded when declared. All income is allocated daily.

Trustee Fees

Investment management fees are netted against investment earnings in each fund. Trustee fees and all administrative expenses of the Plan are currently paid by Sunburst. Sunburst currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Sunburst.

New Accounting Pronouncement

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"), which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

Reclassification

Certain amounts and balances from 1998 have been reclassified to conform with 1999 presentation.

3.  Investments:

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                   As of December 31
                                                              ----------------------------
                                                                 1999            1998
                                                              ------------    ------------
Alliance Premier Growth Fund                                   $2,249,009      $1,635,308
Merrill Lynch Capital Fund                                      1,329,457       1,359,917
Hotchkis & Wiley International Equity Fund                        728,891         562,150
Merrill Lynch Retirement Preservation Trust                     1,559,186       1,445,929

During 1999, the Plan's investments (including gains and losses on investments bought and sold during the year) appreciated in value $405,194 as follows:

Mutual funds                             $357,341
Common stock                               47,853
                                        ---------
                                         $405,194
                                        =========

4.  Federal Income Tax Status:

The Plan has not yet received a determination letter from the Internal Revenue Service. However, management believes that the Plan, as designed, is in compliance with the applicable requirements of Section 401(a) of the Internal Revenue Code. Management believes that the Plan is operating as intended and, as such, continues to comply with these requirements.

5.  Plan Termination:

Although it has not expressed any intent to do so, Sunburst has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.  Related-Party Transactions:

Certain Plan investments are shares of mutual funds and common collective trusts managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions qualify as party-in-interest.

7.  Multi-Employer Status:

As discussed in Note 1, subsequent to the Choice Distribution, the original Choice Hotels International Inc. Retirement, Savings and Investment Plan changed its name to the Sunburst Hospitality Corporation Retirement, Savings, and Investment Plan and this plan was available to the employees of both Choice and Sunburst. However, on January 1, 1998, the Plan was split into the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan and the Choice Hotels International, Inc. Retirement, Savings and Investment Plan. These plans are now available to the respective employees of Sunburst and Choice.

8.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 1999:

Net assets available for Plan benefits per financial statements              $7,025,475
Amounts allocated to withdrawing participants                                        --
                                                                           ------------
Net assets available for Plan benefits per the Form 5500                     $7,025,475
                                                                           ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

Benefits paid to participants per the financial statements                       $622,576
                                                                                ---------
Add- Amounts allocated to withdrawing participants at
December 31, 1999                                                                      --
                                                                                ---------
Less- Amounts allocated to withdrawing participants at
December 31, 1998                                                                 (14,378)
                                                                                ---------
Benefits paid to participants per the Form 5500                                  $608,198
                                                                                =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have occurred but have not been paid as of December 31.

Sunburst Hospitality Corporation
Retirement, Savings and Investment Plan


Schedule H, Part IV (i) - Schedule of Assets Held for Investment Purposes As of December 31, 1999



                                       Description of                         Current
       Identity of Issue                 Investment            Cost            Value
-------------------------------   -----------------------    -----------    -------------
Alliance Premier Growth Fund      Mutual Fund                $1,772,205       $2,249,009

Merrill Lynch Capital Fund*       Mutual Fund                 1,430,917        1,329,457

Hotchkis & Wiley International
Equity Fund                       Mutual Fund                   684,264          728,891

Merrill Lynch S&P 500 Index
Fund*                             Mutual Fund                   229,861          259,840

Pimco Small Cap Value Fund        Mutual Fund                    68,249           65,282

Pimco Total Return Fund           Mutual Fund                    24,610           23,596

Merrill Lynch Retirement
Preservation Trust*               Common/Collective Trust     1,559,186        1,559,186

Sunburst Hospitality Common
Stock Fund*                       Common Stock                  339,881          274,884

Choice Hotels Common Stock
Fund                              Common Stock                   21,411           21,175

Manor Care Common Stock
Fund                              Common Stock                   64,025           27,442

Participant Loan Fund (maturing
at various dates with interest
rates ranging from 8.75%
to 9.25%)*                                                      198,193          198,193
                                                             ----------       ----------
Total assets held for
investment purposes                                          $6,392,802       $6,736,955
                                                             ==========       ==========

*Represents party-in-interest to the Plan

Sunburst Hospitality Corporation
Retirement, Savings and Investment Plan

Schedule H, Part IV (j) -- Schedule of Reportable Transactions
For the Year Ended December 31, 1999

                                                                             Purchase                             Expense Incurred
        Identity of Party                          Description of Asset       Price    Selling Price Lease Rental With Transaction
-------------------------------------------       -----------------------    --------  ------------- ------------ ----------------
Alliance Premier Growth Fund                            Mutual Fund          $546,818    $        --      $ --          $ --
Alliance Premier Growth Fund                            Mutual Fund                --        299,224        --            --
Merrill Lynch Capital Fund*                             Mutual Fund           322,855             --        --            --
Merrill Lynch Capital Fund*                             Mutual Fund                --        259,272        --            --
Hotchkis & Wiley International Equity Fund              Mutual Fund                --        114,698        --            --
Hotchkis & Wiley International Equity Fund              Mutual Fund           204,388             --        --            --
Merrill Lynch S&P 500 Index Fund*                       Mutual Fund           232,122             --        --            --
Merrill Lynch S&P 500 Index Fund*                       Mutual Fund                --         51,638        --            --
Merrill Lynch Retirement Preservation Trust *     Common/Collective Trust     457,170             --        --            --
Merrill Lynch Retirement Preservation Trust*      Common/Collective Trust          --        341,992        --            --

                                                                       Current Value of Asset
        Identity of Party                          Cost of Asset         on Transaction Date     Net Gain/(Loss)
-------------------------------------------        -------------       ----------------------    --------------
Alliance Premier Growth Fund                           $546,818                 $546,818            $      --
Alliance Premier Growth Fund                            254,535                  299,224               44,689
Merrill Lynch Capital Fund*                             322,855                  322,855                   --
Merrill Lynch Capital Fund*                             262,480                  259,272               (3,208)
Hotchkis & Wiley International Equity Fund              117,832                  114,698               (3,134)
Hotchkis & Wiley International Equity Fund              204,388                  204,388                   --
Merrill Lynch S&P 500 Index Fund*                       232,122                  232,122                   --
Merrill Lynch S&P 500 Index Fund*                        47,355                   51,638                4,283
Merrill Lynch Retirement Preservation Trust *           457,170                  457,170                   --
Merrill Lynch Retirement Preservation Trust*            341,992                  341,992                   --

*These transactions qualify as party-in-interest transactions as described in
 Note 6.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SUNBURST HOSPITALITY CORPORATION

Date: July  , 2000                                 /s/ Gregory Miller
      ---------------------                        -----------------------

                                               By: Gregory Miller
                                                   Senior Vice President,




                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

         As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into the Company's previously filed Registration Statement S-8, File No. 333-17577.

ARTHUR ANDERSEN LLP

Vienna, Virginia
July 6, 2000

                                                                               2